UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

§ 240.13d-2(a)

(Amendment No. 1)1

Bravo Brio Restaurant Group, Inc.

(Name of Issuer)

Common Stock, no par value

(Title of Class of Securities)

10567B109

(CUSIP Number)

Mr. David L. Kanen

Kanen Wealth Management, LLC

5850 Coral Ridge Drive, Suite 309

Coral Springs, FL 33076

(631) 863-3100

ANDREW M. FREEDMAN, ESQ.

OLSHAN FROME WOLOSKY LLP

1325 Avenue of the Americas

New York, New York 10019

(212) 451-2300

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

March 8, 2018

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1

CUSIP NO. 10567B109

1	NAME OF REPORTING PERSON

PHILOTIMO FUND, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		996
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

996
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

996
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Less than 1%
14	TYPE OF REPORTING PERSON

IA, PN

2

CUSIP NO. 10567B109

1	NAME OF REPORTING PERSON

KANEN WEALTH MANAGEMENT, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO; AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

FLORIDA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		527,750
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

527,750
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

527,750
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

3.5%
14	TYPE OF REPORTING PERSON

IA, OO

3

CUSIP NO. 10567B109

1	NAME OF REPORTING PERSON

DAVID L. KANEN
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

PF; OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		21,615
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		527,750
PERSON WITH	9	SOLE DISPOSITIVE POWER

21,615
	10	SHARED DISPOSITIVE POWER

527,750
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

549,365
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

3.6%
14	TYPE OF REPORTING PERSON

IN

4

CUSIP NO. 10567B109

The following constitutes Amendment No. 1 to the Schedule 13D filed by the undersigned (the “Amendment No. 1”). This Amendment No. 1 amends the Schedule 13D as specifically set forth herein.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended and restated to read as follows:

The Shares purchased by Philotimo were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market transactions. The Shares purchased by KWM were purchased with the funds for the accounts of its customers (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market transactions. The Shares purchased by Mr. Kanen were purchased with personal funds (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market transactions. The aggregate purchase price of the 526,754 Shares beneficially owned by KWM is approximately $1,438,902, including brokerage commissions. The aggregate purchase price of the 996 Shares beneficially owned by Philotimo is approximately $2,521, including brokerage commissions. The aggregate purchase price of the 21,615 Shares beneficially owned by Mr. Kanen is approximately $58,695, including brokerage commissions.

Item 5.	Interest in Securities of the Issuer.

Item 5 is hereby amended and restated to read as follows:

The aggregate percentage of Shares reported owned by each person named herein is based upon 15,204,654 Shares outstanding, as of November 1, 2017, which is the total number of Shares outstanding as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 2, 2017.

A.	Philotimo
(a)	As of the close of business on March 12, 2018, Philotimo beneficially owned 996 Shares.

Percentage: Approximately Less than 1%

(b)	1. Sole power to vote or direct vote: 0 2. Shared power to vote or direct vote: 996 3. Sole power to dispose or direct the disposition: 0 4. Shared power to dispose or direct the disposition: 996

(c)	The transactions in the Shares by Philotimo since the filing of the Schedule 13D are set forth in Schedule A and are incorporated herein by reference.
B.	KWM
(a)	As of the close of business on March 12, 2018, KWM beneficially owned 527,750 Shares. KWM, as the general partner of Philotimo, may be deemed the beneficial owner of the 996 Shares owned by Philotimo.

Percentage: Approximately 3.5%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 527,750
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 527,750

(c)	The transactions in the Shares by KWM since the filing of the Schedule 13D are set forth in Schedule A and are incorporated herein by reference. The transactions in the Shares on behalf of Philotimo since the filing of the Schedule 13D are set forth in Schedule A and are incorporated herein by reference.
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CUSIP NO. 10567B109

C.	Mr. Kanen
(a)	As of the close of business on March 12, 2018, Mr. Kanen directly beneficially owned 21,615 Shares. Mr. Kanen, as the managing member of KWM, may be deemed the beneficial owner of the (i) 526,754 Shares owned by KWM and (ii) 996 Shares owned by Philotimo.

Percentage: Approximately 3.6%

(b)	1. Sole power to vote or direct vote: 21,615
2. Shared power to vote or direct vote: 527,750
3. Sole power to dispose or direct the disposition: 21,615
4. Shared power to dispose or direct the disposition: 527,750

(c)	The transactions in the Shares by Mr. Kanen since the filing of the Schedule 13D are set forth in Schedule A and are incorporated herein by reference. The transactions in the Shares on behalf of KWM and Philotimo since the filing of the Schedule 13D are set forth in Schedule A and are incorporated herein by reference.

KWM, in its role as investment manager to several customer accounts (collectively, the "Accounts") to which it furnishes investment advice, and Mr. Kanen, as the managing member of KWM, may each be deemed to beneficially own shares of the Issuer's Shares held in the Accounts.

Each Reporting Person, as a member of a “group” with the other Reporting Persons for the purposes of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended, may be deemed the beneficial owner of the Shares directly owned by the other Reporting Persons. Each Reporting Person disclaims beneficial ownership of such Shares except to the extent of his or its pecuniary interest therein.

(d)	No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the Shares.
(e)	As of March 9, 2018, the Reporting Persons ceased to be beneficial owners of more than 5% of the Shares of the Issuer.

6

CUSIP NO. 10567B109

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: March 12, 2018

KANEN WEALTH MANAGEMENT, LLC

By:	/s/ David L. Kanen
	Name:	David L. Kanen
	Title:	Managing Member

PHILOTIMO FUND, LP
By:	Kanen Wealth Management, LLC its general partner

By:	/s/ David L. Kanen
	Name:	David L. Kanen
	Title:	Managing Member

/s/ David L. Kanen
DAVID L. KANEN

7

CUSIP NO. 10567B109

SCHEDULE A

Transactions in the Shares of the Issuer Since the Filing of the Schedule 13D

Nature of the Transaction	Amount of Shares Purchased/(Sold)	Price ($)	Date of Purchase/Sale

PHILOTIMO FUND, LP

Sale of Common Stock	(50,000)	3.3700	02/02/2018
Sale of Common Stock	(20,000)	3.3500	02/05/2018
Sale of Common Stock	(49,000)	4.0000	03/08/2018
Sale of Common Stock	(2,200)	4.0300	03/08/2018
Sale of Common Stock	(128,678)	4.0150	03/08/2018

KANEN WEALTH MANAGEMENT, llC

Purchase of Common Stock	19,048	2.9715	01/23/2018
Purchase of Common Stock	272	2.9000	01/24/2018
Purchase of Common Stock	17,688	2.9000	01/25/2018
Purchase of Common Stock	2,838	2.9000	01/26/2018
Purchase of Common Stock	1,550	2.9000	01/29/2018
Purchase of Common Stock	265	2.9000	01/30/2018
Purchase of Common Stock	230	2.9000	02/12/2018
Sale of Common Stock	(10,800)	4.0237	03/09/2018

DAvid L. Kanen

Sale of Common Stock	(1,757)	3.6090	02/23/2018